

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2019

Bernard Coulie
Chief Executive Officer
Pliant Therapeutics, Inc.
260 Littlefield Avenue
South San Francisco, CA 94080

> **Re: Pliant Therapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 20, 2019**
> **CIK No. 0001746473**

Dear Dr. Coulie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Years Ended December 31, 2017 and 2018
Research and Development, page 80

1. Refer to our prior comment 3. Please revise to quantify, for each period presented, your research and development expenses by the types of costs you disclosed on pages 78 and 79.

Licensed IP, page 130

2. We note your response to our prior comment 8 and reissue in part. Please revise your disclosure in this section to clarify the extent to which you are or expect to utilize these licensed patent families in your business. Also, to the extent you believe you are not required to file the license agreement with the Regents of the University of California as an exhibit to your registration statement, please confirm that the company does not currently or expect to depend on the license to a material extent. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-3

3. We note your response to our prior comment 13 and reissue in part. Please file the Adimab Collaboration Agreement or, alternatively, provide us with your analysis why this is not required.

You may contact Andi Carpenter at 202-551-3645 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance